UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 28, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

www.sibanyestillwater.com

MARKET RELEASE

Notification in terms of Section 45(5) of the Companies Act, 71 of 2008
Westonaria, 28 September 2017: Following the completion of the acquisition of Stillwater Mining Company
(incorporated in the State of Delaware, United States)("Stillwater"), the Company has finalised the process of refinancing the bridge loan facility which was utilised by the Company and its subsidiaries to fund the acquisition of Stillwater (the “Acquisition Debt”), through various means culminating with the recent convertible bond offering by the Company which closed on 26 September 2017 (the “Convertible
Bond”). The Company is also putting in place arrangements to incorporate Stillwater into existing credit facilities of the Sibanye-Stillwater Group (“Existing Facilities”).
Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act, 71 of 2008
(the “Companies Act”), and pursuant to the special resolution passed at the general meeting of the
Company held on 23 May 2017 (the “General Meeting”), the board of directors of the Company (the
“Board”) has adopted a resolution to provide financial assistance to an indirect wholly owned subsidiary of the Company, Thor US Holdco Inc. (“US HoldCo”), by advancing to US HoldCo an amount of US$362.4 million (the “Loan”) for the purposes of capitalising its wholly owned subsidiary, Stillwater. This application by the Company of the Convertible Bond proceeds will enable Stillwater to settle the Acquisition Debt incurred by it directly. The Loan constitutes direct and/or indirect financial assistance in terms of the provisions of Section 45(2) of the Companies Act.

The Company has also agreed certain amendments to the Existing Facilities to accommodate the recent changes undergone by the Sibanye-Stillwater Group which amendments will require the Company to confirm the guarantees and financial assistance provided to its subsidiaries as contemplated in Section
45 of the Companies Act.

Accordingly, notice is hereby also given that, in terms of the provisions of Section 45(5) of the Companies
Act, and pursuant to the special resolution passed at the General Meeting, the Board has adopted resolutions to continue to provide guarantees and financial assistance under the amended terms and conditions of the Existing Facilities to subsidiaries of the Company and to related and inter-related companies and corporations, all of which constitute direct and/or indirect financial assistance in terms of the provisions of Section 45(2) of the Companies Act.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Act, the Board satisfied itself that:

•
immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Act;
•
all relevant conditions and restrictions relating to the granting of such financial assistance by the
Company contained in the Company's memorandum of incorporation are satisfied; and
•
the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company.
Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD- LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995, [including the statements related to expected production volumes]. Forward-looking statements may be identified by the use of words such as “target”, “will”,
“forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 28, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer